

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Nick Bhargava
Acting Chief Financial Officer
GROUNDFLOOR FINANCE INC.
600 Peachtree Street, Suite 810
Atlanta, GA 30308

> **Re: GROUNDFLOOR FINANCE INC.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed June 8, 2020**
> **File No. 024-11188**

Dear Mr. Bhargava:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 1-A filed June 8, 2020

Dilution, page 20

1. Please revise to also provide the immediate dilution per share of Series B Stock to new investors assuming the minimum offering amount of $1.25 million (68,569 shares of Series B Stock).

Overview and Groundfloor Platform, page 21

2. Please expand the graphic on page 22 to show the securities issued by each entity and held by Groundfloor Finance and those held by other investors such as public holders of LROs. Also, please show the developers and which entities make loans to developers. For example, the graphic should show, if true, the loans to developers from multiple entities such as Holdings and GRE 1. The graphic should also reflect the securities issued

by Groundfloor Finance including, for example, LROs and equity.

3.   Given that Groundfloor Yield is not yet operating, please revise Business, MD&A or where appropriate to clarify which entity is currently conducting the functions you intend to assign to Groundfloor Yield going forward and the extent to which the planned transition from a third party warehouse facility constitutes a material trend or uncertainty.

Exhibits

4.   Please file the revolver credit agreement with ACM Alamosa DA LLC, formerly Revolver Capital, as an exhibit, or advise where you have filed this agreement. Also, please clarify whether the third party warehouse credit facility referenced on page 21 refers to this revolver credit agreement or is a separate agreement.

   You may contact Isaac Esquivel at 202-551-3395 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Brian Korn, Esq.